BlackRock Alternatives Allocation FB TEI Portfolio LLC

100 Bellevue Parkway

Wilmington, DE 19809

July 10, 2013

VIA EDGAR AND ELECTRONIC MAIL

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	BlackRock Alternatives Allocation FB TEI Portfolio LLC (File Nos. 333-178502 & 811-22645)

Dear Mr. Ganley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Alternatives Allocation FB TEI Portfolio LLC (the “Registrant”) hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Thursday, July 11, 2013, or as soon thereafter as reasonably practicable.

In connection with this request, the Registrant acknowledges that:

(a)	should the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Registrant may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK ALTERNATIVES ALLOCATION FB TEI PORTFOLIO LLC

By:  /s/ Benjamin Archibald

      Name: Benjamin Archibald

      Title: Assistant Secretary

BlackRock Investments, LLC

55 East 52nd Street

New York, NY 10055

July 10, 2013

VIA EDGAR AND ELECTRONIC MAIL

John M. Ganley Senior Counsel Securities and Exchange Commission 100 F Street, NE Washington, DC 20549
RE:	BlackRock Alternatives Allocation FB TEI Portfolio LLC (File Nos. 333-178502 & 811-22645)

Dear Mr. Ganley:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, BlackRock Investments, LLC (the "Distributor") hereby requests that the effectiveness of the above-referenced Registration Statement on Form N-2 be accelerated so that it may become effective by 4:00 p.m., Washington, D.C. time, on Thursday, July 11, 2013, or as soon thereafter as reasonably practicable.

In connection with this request, the Distributor acknowledges that:

(a)	should the Securities and Exchange Commission (the "Commission") or its staff, acting pursuant to delegated authority, declare the above-referenced Registration Statement effective, it does not foreclose the Commission from taking any action with respect to such Registration Statement;

(b)	the action of the Commission or its staff, acting pursuant to delegated authority in declaring the above-referenced Registration Statement effective, does not relieve the Distributor from its full responsibility for the adequacy and accuracy of the disclosure contained in such Registration Statement; and

(c)	the Distributor may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

BLACKROCK INVESTMENTS, LLC

By:  /s/ Russell McGranahan

      Name: Russell McGranahan

      Title: Secretary and Managing Director

[SEC Acceleration Request – FB TEI]